Via Facsimile and U.S. Mail
Mail Stop 6010

December 10, 2008

George J. Vergis, Ph.D.
President and Chief Executive Officer
Neose Technologies, Inc.
102 Rock Road
Horsham, Pennsylvania
19044

  **Re:** **Neose Technologies, Inc.**
    **Proxy Statement on Form PRER14A**
    **Filed November 26, 2008**
    **File No. 000-27718**

Dear Dr. Vergis:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form PRER14A

General

1. We note your response to Comment 7. Please provide the following information about your existing agreement with BGX:

   - Aggregate payments paid/received to date;
   - Aggregate potential milestone payments;
   - Royalty provisions;
   - Term and termination provisions; and,
   - All other material terms.

In addition, please provide the following information about your existing agreement with Novo:

- Aggregate payments paid/received to date;
- Royalty provisions;
- Term and termination provisions; and,
- All other material terms.

Summary Term Sheet, page 1

2. We note the revision of your Summary Term Sheet in relation to comment 10. Please further revise your disclosure so that it is written in plain English, uses bullet point format instead of extended paragraphs and describes only the most material terms of the proposed transactions. Please eliminate the use of the word "certain" in all instances where use of the word avoids full disclosure and explanation of the item or items to which you are referring. In addition, please avoid the use of defined terms. See Item 1001 of Regulation M-A, including Instruction 1 to that Item.

Risk Factors, page 17

If our stockholders approve the Asset Sales, but vote against…page 20

3. We note the revisions to your proxy statement in relation to comment 21. Please provide a breakdown of the specific ongoing operating expenditures that account for your $2,200,000 per year and $500,000 per year estimates.

Questions and Answers about the Special Meeting, page 23

4. We note that you have revised your disclosure in response to comment 26 to identify Mr. Dovey as the member of the Board of Directors who has abstained from voting with regard to the Plan of Liquidation. Please identify the investment fund with which Mr. Dovey is affiliated in each section where Mr. Dovey's potential conflict of interest is discussed.

General Background of the Sale Process Applicable to Both Asset Sales and the Plan of Liquidation, page 33

5. We note that you have revised your description of presentations and recommendations made by RBC and LEK in the course of evaluating the proposed transactions. However, your disclosure does not provide information about the procedures followed, the specific conclusions reached, and the bases for and methods of arriving at such recommendations. Please revise your disclosure to include this information for each presentation, evaluation or report provided by RBC and LEK. Please refer to Item 1015(b)(6) of Regulation M-A.

6.  We note your revisions in response to comment 34. Please elaborate on the specific negative impact that recent regulatory activity for ESAs had on the development of your NE-180 program. In addition, where you discuss increased safety concerns in relation to ESAs please disclose whether there were any adverse events reported from use of NE-180 products that led you to discontinue development of the program.

Proposal No. 1 Approval of the BGX Asset Sale, page 38

Background of the BGX Asset Sale, page 39

7.  Please describe in greater detail the specific items discussed in the meetings and negotiations leading up to your final agreement with BGX. For example, please expand your disclosure with regard to the following items:
    - the "alternative transaction structures" discussed on December 19, 2008;
    - the "number of changes" included in the February 21, 2008 counter-proposal;
    - the "other open items" to be clarified following BGX's March 6, 2008 email;
    - the "potential expansion of the scope of the transaction" discussed in the March 14, 2008 Transaction Committee Meeting;
    - the "number of discussions" between BGX and RBC in late March 2008;
    - the "business comments" reflected in BGX's March 27, 2008 letter;
    - the addition of "certain patents" in BGX's April 14, 2008 letter;
    - the proposed "expanded requirements" and "expanded responsibility" for Novo in BGX's April 14, 2008 letter; and,
    - the "various open contract language issues" discussed during negotiations throughout the week of July 7, 2008.

Fairness Opinions of RBC Capital Markets Corporation, page 47

8.  We note that the revisions to your disclosure in response to comment 44 do not address all aspects of our comment. Please elaborate on how RBC used the TEV ranges of comparable companies in comparison to the metrics implied by the purchase price under each agreement and disclose the conclusions reached by RBC regarding these comparisons. Please provide comparable disclosure for the Novo transaction on page 90.

9.  We note the revisions to your disclosure in response to comment 45 do not address all aspects of our comment. Please disclose how RBC used the enterprise value ranges in comparison to the metrics implied by the purchase price under each agreement and disclose the conclusions reached by RBC regarding these comparisons.

Pro Forma Financial Information

Pro Forma Balance Sheet, page 66

10. Please expand your disclosure in footnote (1) to clarify the amount and type of transaction costs related to the Asset Sales. This comment applies to the other pro forma balance sheet presentations in the filing.

Proposal No. 2 Approval of the Novo Asset Sale, page 80

11. Please describe in greater detail the specific items discussed in the meetings and negotiations leading up to your final agreement with Novo. For example, please expand your disclosure with regard to the following items:
- the "projections and various discount rates" discussed in the analysis sent by RBC to Novo on December 24, 2007;
- the "certain market share assumptions" challenged by Novo via email on December 25, 2007;
- the proposed "narrowing" of Novo's field of use in RBC's letter on April 25, 2008;
- the clarifications to the field of use for both Novo and BGX in RBC's letter to Novo on April 25, 2008;
- the further redefinition of Novo's field of use by Novo via email on April 30, 2008; and,
- the "various open contract language issues" discussed during negotiations from July 8, 2008 to July 11, 2008.

Proposal No. 3 – Approval of Plan of Complete Liquidation and Dissolution

Estimated Distributions to Shareholders, page 117

12. Please refer to your disclosure in response to prior comment 50. It is still not clear from your revised disclosure why the largest cash payment to warrant holders is presented in the high recovery range to stockholders. Please revise or expand your disclosure to clarify.

\*       \*       \*

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Allen (202) 551- 3652 or Don Abbott at (202) 551-3608 if you have any question in relation to accounting matters.  Please contact Bryan Pitko at (202) 551-3203 with any other questions.  In this regard please also feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

CC:    Steve Abrams
       Mark Flanagan
       Pepper Hamilton, LLP
       3000 Two Logan Square
       Eighteenth and Arch Streets
       Philadelphia, PA 19103-2799